UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated May 7, 2010

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: May 7, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE

New York and Stockholm – 7 May, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

CONVENING NOTICE FOR ANNUAL GENERAL MEETING

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme

Registered office address:

15, rue Léon Laval
L-3372 Leudelange, Grand-Duchy of Luxembourg

- R.C.S. Luxembourg: B 40.630 -

N O T I C E

IS HEREBY GIVEN that the annual general meeting (“2010 AGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) is convened to be held at the Millicom office at 15 rue Léon Laval, L-3372 Leudelange, Grand-Duchy of Luxembourg,  on Tuesday, 25 May 2010 at 10:00 Central European Time (“CET”), to consider and vote on the following resolutions:

1.              To acknowledge the delegation by the Chairman of the Board of Directors of the duty to preside the 2010 AGM.

2.              To elect the Secretary and the Scrutineer of the 2010 AGM.

3.              To receive the Directors’ Report (Rapport de Gestion) and the Report of the external auditor on the consolidated and parent company (Millicom) accounts at 31 December 2009.

4.              To approve the consolidated accounts and the parent company (Millicom) accounts for the year ended 31 December 2009.

5.              To allocate the results of the year ended 31 December 2009. On a parent company basis, Millicom generated a profit of USD 620,581,503. Of this amount, USD 52,643 is proposed to be allocated to the legal reserve in accordance with the requirements of the Luxembourg Law on commercial companies dated 10 August 1915, as amended (the “1915 Law”). Furthermore, an aggregate amount of approximately USD 652 million corresponding to a gross dividend amount of USD 6 per share is proposed to be distributed as dividend from the remaining results of the year ended 31 December 2009 and retained earnings.

6.              To discharge all the current directors of Millicom for the performance of their mandate during the year ended 31 December 2009.

7.              To set the number of Directors at 8.

8.              To re-elect Ms. Maria Brunell Livfors as Director for a term ending on the day of the 2011 AGM.

9.              To re-elect Ms. Donna Cordner as Director for a term ending on the day of the 2011 AGM.

10.       To re-elect Mr. Daniel Johannesson as Director for a term ending on the day of the 2011 AGM.

11.       To re-elect Mr. Michel Massart as Director for a term ending on the day of the 2011 AGM.

12.       To re-elect Mr. Allen Sangines-Krause as Director for a term ending on the day of the 2011 AGM.

13.       To re-elect Mr. Paul Donovan as Director for a term ending on the day of the 2011 AGM.

14.       To elect Mr. Omari Issa as a new Director for a term ending on the day of the 2011 AGM.

15.       To elect Mr. Hans Holger Albrecht as a new Director for a term ending on the day of the 2011 AGM.

16.       To re-elect PricewaterhouseCoopers S.à.r.l., Luxembourg as the external auditor of Millicom for a term ending on the day of the 2011 AGM.

17.       To approve the Directors’ fee-based compensation, amounting to EUR 392,500, for the period from the 2010 AGM to the 2011 AGM and share-based compensation, amounting to USD 432,500, for the period from the 2010 AGM to the 2011 AGM, such shares to be issued within Millicom’s authorised share capital exclusively in exchange for the allocation from the premium reserve i.e. for nil consideration from the relevant Directors.

18.       (a) To authorise the Board of Directors, at any time between 25 May 2010 and the day of the 2011 AGM, provided the required levels of distributable reserves are met by Millicom at that time, to engage either directly or through a subsidiary or a third party, in a share repurchase plan of Millicom’s shares (the “Share Repurchase Plan”) using its available cash reserves in an amount not exceeding the lower of (i) ten percent (10%) of Millicom’s issued and outstanding share capital as of the date of the 2010 AGM (i.e., approximating a maximum of 10,900,000 shares corresponding to USD 16,350,000  in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis, in the open market on NASDAQ and NASDAQ OMX Stockholm, at an acquisition price which may not be less than USD 5 per share nor exceed the higher of (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved.

(b) To approve the Board of Directors’ proposal to give joint authority to Millicom’s Chief Executive Officer, the Chairman and the Vice Chairman of the Board of Directors to (i) decide, within the limits of the authorisation set out in (a) above, the timing and conditions of any Millicom’s Share Repurchase Plan according to market conditions and (ii) give mandate on behalf of Millicom to one or more designated broker-dealers to implement a Share Repurchase Plan.

(c) To authorise Millicom, at the discretion of the Board of Directors, in the event the Share Repurchase Plan is done through a subsidiary or a third party, to purchase the bought back Millicom shares from such subsidiary or third party.

(d) To authorise Millicom, at the discretion of the Board of Directors, to pay for the bought back Millicom shares using either distributable reserves or funds from its share premium account.

(e) To authorise Millicom, at the discretion of the Board of Directors, to (i) transfer all or part of the purchased Millicom shares to employees of the Millicom Group in connection with any existing or future Millicom long-term incentive plan, and/or (ii) use the purchased shares as consideration for merger and acquisition purposes, including joint ventures and the buy-out of minority interests in Millicom’s subsidiaries, as the case may be, in accordance with the limits set out in articles 49-2, 49-3, 49-4, 49-5 and 49-6 of the 1915 Law.

(f) To further grant all powers to the Board of Directors with the option of sub-delegation to implement the above authorisation, conclude all agreements, carry out all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary for the execution of any decisions made in connection with this authorisation.

NOTES REGARDING THE NOTICE

CHAIRMAN OF THE MEETING (2010 AGM - item 1)

Pursuant to paragraph 8 of Millicom’s Articles, the Chairman of the Board of Directors intends to delegate the duty of presiding the 2010 AGM to a person yet to be determined.

PARTICIPATION AND PAYMENT INFORMATION FOR PROPOSED DIVIDEND (2010 AGM — item 5)

The Board of Directors of Millicom proposes that the meeting approve a 2009 annual gross cash dividend of USD 1.40 per share as well as a special dividend of USD 4.60 per share to Millicom shareholders, equivalent to USD 6.00 per share and approximately USD 652 million in total in the manner provided in Article 21 and Article 23 of Millicom’s Articles of Association.

In accordance with Luxembourg income tax law, the payment of dividend to shareholders holding less than 10% of the share capital will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The dividend will be paid net of withholding tax. A reduced withholding tax rate may be foreseen in a double tax treaty concluded between Luxembourg and the country of residence of the shareholder or an exemption may be available in case the Luxembourg withholding tax exemption regime conditions are fulfilled. These shareholders should contact their advisors regarding the procedure and the deadline for a potential refund of the withholding tax from the Luxembourg tax administration.

An extract from Millicom’s Form 20-F filing for the fiscal year ended December 31, 2009 regarding U.S. Federal Income Tax Considerations can be found on Millicom’s web page (www.millicom.com) under “AGM 2010”.

Eligible Millicom shareholders will receive their dividends in USD (United States Dollars) whereas holders of Swedish Depository Receipts will be paid exclusively in SEK (Swedish crowns). HQ Bank AB shall arrange for a conversion of the dividend received from Millicom to SEK. Such conversion shall be effected at a market rate of exchange, no earlier than ten and no later than five banking days before the payment date, by entry into a forward contract with a due date on the payment date, or the day when the funds are made available to Euroclear Sweden AB. The applicable rate of exchange shall be the rate of exchange obtained in such forward contract.

Dividend will be paid to shareholders who are registered in the shareholders registry kept by Millicom, Euroclear Sweden AB (Euroclear) or American Stock Transfer & Trust Company (AST) as of May 28, 2010.

The ex-dividend date will be determined by NASDAQ and NASDAQ OMX Stockholm respectively and is estimated to be May 26, 2010.

Payment of dividends is planned for June 3, 2010. Holders of Swedish Depository Receipts will be paid by electronic transfer to bank accounts linked to their securities accounts whereas a dividend check will be sent to all other eligible shareholders.

ELECTION OF THE DIRECTORS (2010 AGM - item 8-15)

Millicom’s Nominations Committee proposes that, until the 2011 AGM, Ms. Maria Brunell Livfors, Ms. Donna Cordner, Mr. Daniel Johannesson, Mr. Michel Massart, Mr. Allen Sangines-Krausen and Mr. Paul Donovan be re-elected as Directors of Millicom and that Mr. Omari Issa and Mr. Hans Holger Albrecht be elected as new Directors of Millicom.

Mr. Omari Issa is the CEO of Investment Climate Facility for Africa. He is a Tanzanian citizen who is responsible for managing the ICF’s seven year program to improve Africa’s investment climate and remove barriers to growth.

Mr. Issa has extensive business experience in the public and private sectors, having worked in both Africa and abroad. He has first hand experience of the realities of doing business in Africa, having previously worked as Executive Director and Chief Operating Officer of Celtel International, where he played an instrumental role in managing the company’s growth and expansion across the continent. Prior to working at Celtel, Mr Issa spent fourteen years with the IFC and six years with the World Bank. Mr Issa was born in 1947.  He has a Bachelor of Science (Honours) from The Polytechnic of Central London, and an MBA from Columbia University, New York.

Mr Hans-Holger Albrecht is President and CEO of Modern Times Group MTG AB, a position he has held since 2000. During this period, MTG’s broadcasting operations have expanded strongly from its core Nordic and Baltic regions to become one of the leading commercial broadcasters in Europe. Before joining MTG in 1997, Mr Albrecht worked for Daimler-Benz and for the Luxembourg-based media group CLT, where he was responsible for all television activities and for business development in Germany and Eastern Europe.

Mr Albrecht is co-Chairman of CTC Media Inc, the largest commercial television broadcaster in Russia, in which MTG has a 38.9% stake, and a member of the Board of the International Emmy Association in New York.  He was born in Brussels, Belgium, in 1963 and studied at the University of Freiburg in Germany, at Yale University in the USA, and at the University of Bochum, Germany, where he received a Master of Law degree.

New Directors’ profile

Mr. Omari Issa and Mr. Hans Holger Albrecht would both qualify as “independent” Directors of Millicom as defined in the NASDAQ Stock Market, Inc. Marketplace Rules.

ELECTION OF THE AUDITOR (2010 AGM - item 16)

Millicom’s Audit Committee, supported by the Board of Directors, proposes that PricewaterhouseCoopers S.à r.l., Luxembourg, be re-elected as external auditor for a term ending at the 2011 AGM.

DIRECTORS’ FEES (2010 AGM - item 17)

Millicom’s Nominations Committee proposes a total of EUR 392,500 as fee-based compensation for the eight Directors expected to serve from the 2010 AGM to the 2011 AGM with such total amount to be split between the Directors in accordance with a key proposed by the Nominations Committee.

The Nominations Committee also proposes share-based compensation for the period from the 2010 AGM to the 2011 AGM in the form of fully paid-up shares of Millicom common stock. The number of shares issued to the Chairman of the Board of Directors to be USD 82,500 divided by the Millicom share closing price on NASDAQ on the 2010 AGM date provided that shares shall not be issued below the par value. The number of shares issued to each of the seven other Directors to be USD 50,000 divided by the Millicom share closing price on NASDAQ on the 2010 AGM date provided that shares shall not be issued below the par value.

In respect of Directors who did not serve an entire term, the share-based compensation will be pro-rated pro rata temporis.

SHARE REPURCHASE PLAN (2010 AGM - item 18)

The Board of Directors of Millicom proposes that the meeting approve a Share Repurchase Plan and authorises the Board of Directors of Millicom, with the option to delegate, to acquire and dispose of the Millicom’s shares under the abovementioned Share Repurchase Plan as further detailed below.

a) Objectives:

The Share Repurchase Plan will be carried out for all purposes allowed or which would become authorised by the laws and regulations in force, and in particular the 1915 Law and in accordance with the objectives, conditions, and restrictions as provided by the European Commission Regulation No. 2273/2003 of 22 December 2003.

The purpose of the Share Repurchase Plan will be in particular to reduce Millicom’s share capital (in value or in number of the shares) or to meet obligations arising from any of the following:

(a) debt financial instruments exchangeable into equity instruments;

(b) employee share option programmes or other allocations of shares to employees of the issuer or of an associate company;

(c) consideration for merger and acquisition purposes.

The transactions over the shares under the Share Repurchase Plan may be carried out by any means, on or off the market or by the use of derivative financial instruments, listed on a regulated stock exchange or transacted by mutual agreement subject to all applicable laws and stock exchange regulations.

b) Maximum proportion of the share capital that may be repurchased

• The maximum aggregate number of shares authorised to be purchased is an amount not exceeding the lower of (i) ten percent (10%) of Millicom’s issued and outstanding share capital as of the date of the 2010 AGM (i.e., approximating a maximum of 10,900,000 shares corresponding to USD 16,350,000 in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis in the open market on NASDAQ and NASDAQ OMX Stockholm. The nominal value or, in the absence thereof, the accountable par of the acquired shares, including shares previously acquired by Millicom and held by it (including the stakes held by other group companies referred to in Article 49bis of the 1915 Law), and shares acquired by a person acting in his own name but on Millicom’s behalf, may not exceed ten percent (10%) of the issued share capital it being specified that (i) such limit applies to a number of shares that shall be, as necessary, adjusted in order to take into account transactions affecting the share capital following the 2010 AGM as further detailed under c) below (ii) that the acquisitions carried out by Millicom may in no event cause it to hold, directly or indirectly, more than ten percent (10%) of the share capital, (iii) the aggregate amount that Millicom may assign to the buyback of its own shares shall be set in accordance with the provisions of the 1915 Law.

• The acquisitions may not have the effect of reducing Millicom’s net assets below the amount of the subscribed share capital plus those reserves, which may not be distributed under law or Millicom’s Articles.

• Only fully paid-up shares may be included in the transactions.

c) Price and volume considerations

The minimum and maximum purchase prices at which the Company may repurchase respectively its shares to be set at:

• Minimum repurchase price: USD 5

• Maximum repurchase price not to exceed the higher of: (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved.

The 2009 AGM grants all powers to the Board of Directors to proceed with unit price adjustments and the maximum number of securities to be acquired in proportion to the variation in the number of shares or their nominal value resulting from possible financial operations by Millicom such as but not limited to capital increase by incorporation of reserves and free allocation of shares or in case of splitting or regrouping of shares et sq.

Any transaction undertaken by Millicom under the Share Repurchase Plan as to price and volume will be undertaken in accordance with all legal requirements, including those of the European Commission Regulation No. 2273/2003 of 22 December 2003 or any accepted market practices as defined under the Directive 2003/6/EC dated 28 January 2003 on insider dealing and market manipulation and recognized by the Swedish competent authority for the purposes of the abovementioned Directive.

d) Duration

Such a Share Repurchase Plan will start no earlier than 25 May 2010, and end no later than at the earliest of (i) the next AGM to take place in 2011, (ii) the moment on which the aggregate value of shares repurchased by Millicom since the start of this Share Repurchase Plan reaches the limits indicated under (b) above; (iii) the moment on which Millicom’ shareholding (including the stakes held by other group companies referred to in Article 49bis of the 1915 Law and shares acquired by a person acting in his own name but on Millicom’s behalf) reaches 10 per cent of the subscribed share capital in accordance with article 49-2 (1) of the 1915 Law or (iv) within eighteen months as of the date of the 2010 AGM.

QUORUM AND MAJORITY

There is no quorum of presence requirement for the 2010 AGM. The 2010 AGM agenda items are adopted by a simple majority of the shares present or represented.

OTHER INFORMATION

Millicom has issued 108,646,094 outstanding shares with a nominal value of USD 1.50 and with one vote attached to each such share.

Millicom’s consolidated accounts and the parent company (Millicom) accounts as at and for the year ended 31 December 2009, as well as the Directors’ Report and the Report of the external auditor, will be available from 10 May 2010 at Millicom’s registered office and copies available upon request by e-mail to: information@millicom.com.

Participation in the 2010 AGM is reserved to shareholders who (i) are registered in the shareholders’ register kept by Millicom and/or Euroclear and/or AST as of May 19, 2010, and (ii) give notice of their intention to attend the 2010 AGM by mail or return a duly completed power of attorney form so that it is received at Millicom’s registered office no later than May 21, 2010 at 16:00 CET. Forms are available on Millicom’s website (www.millicom.com) or upon request at Millicom’s registered office at the following address and contact numbers: Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, attention: Cândida Gillespie, telephone: + 352 27 759 702, fax: + 352 27 759 353. The shares of any holder who wishes to attend the 2010 AGM will not be transferable between May 19, 2010 and the date of the AGM.

Shareholders holding their shares through a third party such as a broker or bank and wishing to attend the AGM or to be represented at the AGM by power of attorney may have to contact such third party in order to exercise their shareholder’s rights at the AGM.

Holders of Swedish Depository Receipts wishing to attend the 2010 AGM or to be represented at the AGM by power of attorney have to give notice to, and request a power of attorney form from, HQ Bank AB, P.O. Box 16027, SE-103 21 Stockholm, Sweden, visiting address: Hovslagargatan 3, Stockholm, Sweden, telephone: + 46 8 463 85 00, or download it on Millicom’s website (www.millicom.com) and send it duly completed to HQ Bank AB at the address indicated above, so that it is received no later than May 21, 2010 at 16:00 CET. Holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by Euroclear in order to exercise their shareholders’ rights at the 2010 AGM. Such registration must be completed no later than May 19, 2010 at 17:00 CET.

May 2010                                                                                                                                                 The Board of Directors

CONTACTS

Millicom International Celllular SA

Daniel Johannesson	Telephone: +352 27 759 327
Chairman of the Board of Directors

Peregrine Riviere	Telephone: +352 691 750 098
Head of External Communications

Emily Hunt	Telephone: +44 7779 018 539
Investor Relations

Visit our website at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 266 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.